Exhibit 99.1

Huadi International Group Co., Ltd. Awarded $1.6 Million Stainless Steel Seamless Pipe Order Contracts

Wenzhou, China, March 17, 2021 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announces that the Company was recently awarded stainless steel seamless pipe order contracts that worth RMB 10.2 million (approximately $1.6 million) after winning bid for a mining project in China Gansu province.

HUDI will supply stainless steel seamless pipes with a total value of RMB 10.2 million for a mining project operated by a leading China state-owned energy facilities construction firm. The pipes will be used for transferring fluid substance and for ventilation-related functions.

Mr. Di Wang, Chairman of the Company, commented: “Our bid for the project serves as a manifesto of the quality of our pipe products and our reputable technical team. HUDI is dedicated to continuously driving product innovation and aiming for the highest industry quality standard. We are confident that this partnership with an industry leader in China will only be a stepping stone as we reach and expand our client base to reach more and more leading chemical and industrial companies in China and worldwide.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and also with a big presence across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the initial public offering are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Dong Cao, CFA

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +86 13502048965